上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2007 JUL 10 A 9:23

Our Ref: SIHL/ADR/07

4th July 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07025078

Dear Sirs,

SUPPL

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Information
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a shareholders' circular dated 4th July 2007 of the Company pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid circular shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shanghai Industrial Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Shanghai Industrial Holdings Limited.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

MAJOR TRANSACTIONS

DISPOSAL OF SHAREHOLDING IN AND SHAREHOLDER'S LOAN DUE FROM S.I. AUTOMOBILE DEVELOPMENT HOLDINGS LIMITED AND EQUITY INTEREST IN SHANGHAI HUIZHONG AUTOMOTIVE MANUFACTURING CO. LTD. AND SHANGHAI WANZHONG AUTOMOTIVE COMPONENTS CO. LTD.

A letter from the Board is set out on pages 4 to 15 of this circular.

4th July 2007

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Agreements"	the SI Automobile Agreement, the Shanghai Huizhong Agreement and the Shanghai Wanzhong Agreement
"Assets"	a 50% equity interest in each of Shanghai Huizhong and Shanghai Wanzhong and the entire issued share capital of SI Automobile owned by the Group
"Associate(s)"	has the meaning ascribed to it under the Listing Rules
"Audited Interim Accounts"	the audited accounts of Transportation Electric for the six months ending 30th June 2007 prepared by its existing auditors
"Board"	the board of directors of the Company
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Effective Date"	the date on which all the conditions to which the SI Automobile Agreement taking effect is subject have been fulfilled
"Directors"	directors of the Company
"Disposals"	the transactions contemplated under the Agreements
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	29th June 2007, being the latest practicable date for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules

"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
"Shanghai Automotive"	Shanghai Automotive Co. Ltd.* (上海汽車股份有限公司), a joint stock limited company established under the laws of the PRC, the shares of which are listed on the A Shares market of the Shanghai Stock Exchange (stock code: 600104)
"Shanghai Automotive HK"	SAIC HK Limited (上海汽車工業香港有限公司), a company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of Shanghai Automotive Industry Corporation (Group)* (上海汽車工業(集團)總公司) (the holding company of Shanghai Automotive)
"Shanghai Huizhong"	Shanghai Huizhong Automotive Manufacturing Co. Ltd.* (上海滙眾汽車製造有限公司), a limited liability company established under the laws of the PRC and a jointly controlled entity of the Group
"Shanghai Huizhong Agreement"	the agreement dated 12th June 2007 between SIAD and Shanghai Automotive for the transfer of a 50% equity interest in Shanghai Huizhong
"Shanghai Wanzhong"	Shanghai Wanzhong Automotive Components Co. Ltd.* (上海萬眾汽車零部件有限公司), a limited liability company established under the laws of the PRC and a jointly controlled entity of the Group
"Shanghai Wanzhong Agreement"	the agreement dated 12th June 2007 between SIAD and Shanghai Automotive for the transfer of a 50% equity interest in Shanghai Wanzhong
"Shanghai Urban Development"	Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), a state-owned enterprise established under the laws of the PRC and wholly owned by the Xuhui District State-owned Assets Administrative Committee (上海市徐滙區國有資產監督管理委員會)
"Shares"	shares of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)

"SIAD"	S.I. Automobile Development Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Company
"SIIC"	Shanghai Industrial Investment (Holdings) Co. Ltd., a company incorporated under the laws of Hong Kong with limited liability
"SI Automobile"	S.I. Automobile Development Holdings Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Company
"SI Automobile Agreement"	the agreement dated 12th June 2007 between the Company, Shanghai Automotive HK and SI Automobile for the transfer of the entire issued share capital in and shareholder's loan due from SI Automobile
"SI Pharmaceutical"	Shanghai Industrial Pharmaceutical Investment Co. Ltd., a limited liability company established under the laws of the PRC which is a subsidiary of the Company listed on the A Shares market of the Shanghai Stock Exchange (stock code: 600607)
"SMFIWC"	Shanghai Municipal Foreign Investment Working Committee (上海市外國投資工作委員會)
"SMFIWC Approval"	the approval of the Shanghai Huizhong Agreement or of the Shanghai Wanzhong Agreement (as the case maybe) by the SMFIWC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transportation Electric"	Shanghai SIIC Transportation Electric Co. Ltd.* (上海實業交通電器有限公司), a sino-foreign equity joint venture company established under the laws of the PRC and an associated company of the Group

For the purposes of this circular, the exchange rate at HK$1 = RMB1 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

For the purposes of this circular, the English name with an asterisk (*) is an informal English translation of the official Chinese name.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

Executive Directors:
Mr. Cai Lai Xing *(Chairman)*
Mr. Cai Yu Tian *(Vice Chairman and Chief Executive Officer)*
Mr. Qu Ding *(Vice Chairman and Executive Deputy CEO)*
Mr. Lu Ming Fang
Mr. Ding Zhong De
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Yao Fang
Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Registered office:
26th Floor
Harcourt House
39 Gloucester Road
Wanchai
Hong Kong

4th July 2007

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTIONS

DISPOSAL OF
SHAREHOLDING IN AND SHAREHOLDER'S LOAN DUE FROM
S.I. AUTOMOBILE DEVELOPMENT HOLDINGS LIMITED
AND
EQUITY INTEREST IN
SHANGHAI HUIZHONG AUTOMOTIVE MANUFACTURING CO. LTD.
AND
SHANGHAI WANZHONG AUTOMOTIVE COMPONENTS CO. LTD.

1. INTRODUCTION

On 12th June 2007, the Board announced that the Company and SIAD (its wholly-owned subsidiary) entered into the Agreements with Shanghai Automotive HK and Shanghai Automotive respectively pursuant to which the Group shall transfer (1) the entire issued share capital in and all outstanding shareholder's loan due from SI Automobile at a consideration of RMB130,000,000 to Shanghai Automotive HK; (2) a 50% equity interest in

Shanghai Huizhong to Shanghai Automotive at a consideration of RMB1,205,000,000; and (3) a 50% equity interest in Shanghai Wanzhong to Shanghai Automotive at a consideration of RMB270,000,000, upon the terms and subject to the conditions set out in the Agreements.

As the revenue ratio under Chapter 14 of the Listing Rules for the Disposals in aggregate exceeds 25%, the Disposals constitute a major transaction for the Company under Rule 14.06 of the Listing Rules. The transactions under the Agreements are thus subject to approval by the Shareholders according to the requirement under Rule 14.40 of the Listing Rules. The Company has obtained approval in writing from companies controlled by SIIC (which constitute a closely allied group of shareholders under Rule 14.45 of the Listing Rules) holding approximately 56.53% in nominal value of the securities giving the right to attend and vote at any general meeting of the Company written approvals of the Disposals. Pursuant to Rule 14.44 of the Listing Rules, the Disposals which constitute a major transaction have been approved by way of written shareholders' approval in lieu of holding a general meeting of the Company.

The purpose of this circular is to provide the Shareholders with further details of the transactions under the Agreements and other information of the Company as required by the Listing Rules.

2. THE SI AUTOMOBILE AGREEMENT

DATE

12th June 2007

PARTIES

(1) The Company (as the seller);

(2) Shanghai Automotive HK (as the purchaser); and

(3) SI Automobile.

SI Automobile is a wholly-owned subsidiary of the Company which is being transferred by the Company to Shanghai Automotive HK. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Shanghai Automotive HK and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

ASSET TO BE DISPOSED OF

Pursuant to the SI Automobile Agreement, the Company shall transfer to Shanghai Automotive HK (1) the entire issued share capital of SI Automobile; and (2) all outstanding shareholder's loan due from SI Automobile to the Company with all accrued interest (if any). As of 31st May 2007, the total shareholder's loan due from SI Automobile to the Company amounted to HK$41,913,904.52.

SI Automobile holds a 30% equity interest in Transportation Electric. The other 70% equity interest in Transportation Electric is owned by Shanghai Automotive Industry Corporation (Group)* (上海汽車工業(集團)總公司), the controlling shareholder of Shanghai Automotive HK.

CONSIDERATION

The consideration payable by Shanghai Automotive HK to the Company for the total issued shares in and shareholder's loan due from SI Automobile amount to RMB130,000,000.

The consideration under the SI Automobile Agreement shall be payable in the following manner:

(i) Shanghai Automotive HK shall pay 60% of the total consideration (amounting to RMB78,000,000) in cash within seven working days after the Effective Date, or by 29th June 2007 if the Effective Date is on or before 29th June 2007;

(ii) the balance of the total consideration of RMB52,000,000 shall be payable by Shanghai Automotive HK in cash on the date of assignment.

If the Effective Date is on or before 29th June 2007 and Shanghai Automotive HK effects the payment of 60% of the total consideration before such date, then the Company shall have no entitlement to the dividend to be distributed by Transportation Electric to SI Automobile (as its shareholder). Otherwise, the consideration will be increased by 30% of one half of the net profit of Transportation Electric for the six months ending 30th June 2007. Such amount of increase in the consideration shall be payable by Shanghai Automotive HK on the date of assignment if the Audited Interim Accounts have been issued at least 7 working days before that date or, if the Audited Interim Accounts have not yet been issued, within 7 working days after the date of issue of the Audited Interim Accounts and in any event not later than 30th August 2007.

All dividends or distributions of Transportation Electric payable to SI Automobile which have been declared and/or approved by resolution on or before the date of the SI Automobile Agreement shall belong to the Company. SI Automobile shall remit any such dividends or distributions of Transportation Electric which are paid after the date of completion of the SI Automobile Agreement to a designated bank account of the Company within 3 working days of the payment.

The Company undertakes that from the date of execution to the date of assignment of the SI Automobile Agreement it shall not and shall not allow SI Automobile to carry out any acts that may adversely affect SI Automobile, the shareholding in or shareholder's loan due from SI Automobile to be transferred.

TAKING EFFECT AND COMPLETION

The SI Automobile Agreement shall take effect subject to (1) the obtaining of the approval of the Shanghai Huizhong Agreement and the Shanghai Wanzhong Agreement by the SMFIWC; (2) approval of the transactions under the SI Automobile Agreement by the independent Shareholders in accordance with the requirements under the Listing Rules; and (3) execution of the SI Automobile Agreement by the parties thereto under the company chop.

The above conditions precedent for the taking effect of the SI Automobile Agreement have been fulfilled.

Completion of the SI Automobile Agreement shall take place on a date after the Effective Date as agreed by the Company and Shanghai Automotive HK, which in any event shall not be later than 31st December 2007.

If the parties to the SI Automobile Agreement are not in breach and the registered agent of SI Automobile in the British Virgin Islands does not issue a certificate of incumbency showing the particulars of Shanghai Automotive HK (not for reason on the part of Shanghai Automotive HK) within 30 working days of the submission of relevant documents, the SI Automobile Agreement shall lapse. The Company and Shanghai Automotive HK shall procure that SI Automobile revert to its status before the transfer of shareholding in SI Automobile, and the Company shall return to Shanghai Automotive HK the amount of consideration paid.

INFORMATION ON SI AUTOMOBILE

SI Automobile is an investment holding company and holds a 30% equity interest in Transportation Electric which is engaged in the manufacture, distribution and sale of automobile components. The total issued share capital of SI Automobile is entirely owned by the Company.

Financial information

The unaudited profit before taxation and the unaudited profit after taxation of SI Automobile for the two years ended 31st December 2006, which were prepared in accordance with the Hong Kong Financial Reporting Standards, were as follows:

	Year ended 31st December	
	2005	**2006**
	HK$	*HK$*
Profit before taxation	30,778,000	30,222,000
Profit after taxation	30,778,000	30,222,000

The unaudited net asset value and the unaudited total asset value of SI Automobile as at 31st December 2006 amounted to approximately HK$35,904,000 and approximately HK$71,914,000 respectively.

Upon completion of the SI Automobile Agreement, SI Automobile will cease to be a subsidiary of the Company and the Group will no longer hold any shareholding in SI Automobile.

3. THE SHANGHAI HUIZHONG AGREEMENT

DATE

12th June 2007

PARTIES

(1) SIAD, a wholly-owned subsidiary of the Company (as the seller); and

(2) Shanghai Automotive (as the purchaser).

The shares of Shanghai Automotive are listed on the A Shares market of the Shanghai Stock Exchange. The holding company of Shanghai Automotive, being Shanghai Automotive Industry Corporation (Group)* (上海汽車工業(集團)總公司) with an approximately 83.83% shareholding, is also the holding company of Shanghai Automotive HK. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Shanghai Automotive and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

ASSET TO BE DISPOSED OF

Pursuant to the Shanghai Huizhong Agreement, SIAD shall transfer to Shanghai Automotive 50% of the total equity interest in Shanghai Huizhong.

The remaining 50% equity interest in Shanghai Huizhong is owned by Shanghai Automotive. Upon completion of the Shanghai Huizhong Agreement, Shanghai Automotive will own the entire equity interest in Shanghai Huizhong.

CONSIDERATION

The consideration payable by Shanghai Automotive to SIAD for a 50% equity interest in Shanghai Huizhong amount to RMB1,205,000,000.

The consideration under the Shanghai Huizhong Agreement shall be payable in the following manner:

(i) if the SMFIWC Approval is obtained on or before 29th June 2007, Shanghai Automotive shall pay 60% of the total consideration (amounting to RMB723,000,000) in cash on or before 29th June 2007 or within seven working days of the date of such approval (whichever is the earlier), or within seven working days of the date of the SMFIWC Approval if it is obtained after 29th June 2007;

(ii) the balance of the total consideration of RMB482,000,000 shall be payable by Shanghai Automotive in cash within 30 working days of the date of the SMFIWC Approval.

If the SMFIWC Approval is obtained on or before 29th June 2007, then SIAD will not claim any entitlement to the net profit of Shanghai Huizhong for the six months ending 30th June 2007. If the SMFIWC Approval is obtained after 29th June 2007, Shanghai Automotive shall propose and procure that its nominated directors shall approve the distribution of 50% of the net profit of Shanghai Huizhong for the six months ending 30th June 2007 to its shareholders by 30th August 2007.

TAKING EFFECT AND COMPLETION

The Shanghai Huizhong Agreement shall take effect subject to (1) the SMFIWC Approval; and (2) approval of the transactions under the Shanghai Huizhong Agreement by the independent Shareholders in accordance with the requirements under the Listing Rules and execution of the Shanghai Huizhong Agreement by the legal or authorised representatives of its parties under the company chop.

The above conditions precedent for the taking effect of the Shanghai Huizhong Agreement have been fulfilled.

The parties to the Shanghai Huizhong Agreement shall cooperate and assist each other to complete the formalities for approval of the equity interest transfer, corporate amendments and completion of payment, and Shanghai Automotive shall procure the Shanghai Huizhong complete the necessary work in these regards.

INFORMATION ON SHANGHAI HUIZHONG

Shanghai Huizhong is principally engaged in the business of manufacture and sale of vehicles, automobile components and spare parts. The total equity interest in Shanghai Huizhong is owned by SIAD as to 50% and by Shanghai Automotive as to 50%.

Shanghai Huizhong is a jointly controlled entity of the Group, and will become wholly-owned by Shanghai Automotive upon completion by the Shanghai Huizhong Agreement.

Financial information

The audited consolidated (loss)/profit before taxation and minority interests and the audited consolidated (loss)/profit after taxation and minority interests of Shanghai Huizhong for the two years ended 31st December 2006, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:

	Year ended 31st December	
	2005	**2006**
	RMB	*RMB*
Consolidated (loss)/profit before taxation and minority interests	(227,659,000)	9,789,000
Consolidated (loss)/profit after taxation and minority interests	(227,268,000)	3,574,000

The profit of Shanghai Huizhong improved significantly from 2005 to 2006 due to the automobiles market in Mainland PRC showing signs of improvement in 2006 following two years of sluggish growth. Such improvement also resulted from market exploration and cost reduction efforts of Shanghai Huizhong.

The audited consolidated net asset value and the audited consolidated total asset value of Shanghai Huizhong as at 31st December 2006 amounted to approximately RMB1,930,628,000 and approximately RMB3,893,469,000 respectively.

For the purposes of compliance with PRC regulatory requirements and filing with the State-owned Asset Supervision and Administration Commission, Shanghai Automotive arranged for a state-owned asset valuation of the net asset value of Shanghai Huizhong as at 31st December 2006, which assessed such net asset value at RMB2,420,490,000.

4. THE SHANGHAI WANZHONG AGREEMENT

DATE

12th June 2007

PARTIES

(1) SIAD, a wholly-owned subsidiary of the Company (as the seller); and

(2) Shanghai Automotive (as the purchaser).

ASSET TO BE DISPOSED OF

Pursuant to the Shanghai Wanzhong Agreement, SIAD shall transfer to Shanghai Automotive 50% of the total equity interest in Shanghai Wanzhong.

The remaining 50% equity interest in Shanghai Wanzhong is owned by Shanghai Automotive. Upon completion of the Shanghai Wanzhong Agreement, Shanghai Automotive will own the entire equity interest in Shanghai Wanzhong.

CONSIDERATION

The consideration payable by Shanghai Automotive to SIAD for a 50% equity interest in Shanghai Wanzhong amount to RMB270,000,000.

The consideration under the Shanghai Wanzhong Agreement shall be payable in the following manner:

(i) if the SMFIWC Approval is obtained on or before 29th June 2007, Shanghai Automotive shall pay 60% of the total consideration (amounting to RMB 162,000,000) in cash on or before 29th June 2007 or within seven working days of the date of such approval (whichever is the earlier), or within seven working days of the date of the SMFIWC Approval if it is obtained after 29th June 2007;

(ii) the balance of the total consideration of RMB108,000,000 shall be payable by Shanghai Automotive in cash within 30 working days of the date of the SMFIWC Approval.

If the SMFIWC Approval is obtained on or before 29th June 2007, then SIAD will not claim any entitlement to the net profit of Shanghai Wanzhong for the six months ending 30th June 2007. If the SMFIWC Approval is obtained after 29th June 2007, Shanghai Automotive shall propose and procure that its nominated directors shall approve the distribution of 50% of the net profit of Shanghai Wanzhong for the six months ending 30th June 2007 to its shareholders by 30th August 2007.

TAKING EFFECT AND COMPLETION

The Shanghai Wanzhong Agreement shall take effect subject to (1) the SMFIWC Approval; and (2) approval of the transactions under the Shanghai Wanzhong Agreement by the independent Shareholders in accordance with the requirements under the Listing Rules and execution of the Shanghai Wanzhong Agreement by the legal or authorised representatives of its parties under the company chop.

The above conditions precedent for the taking effect of the Shanghai Wanzhong Agreement have been fulfilled.

The parties to the Shanghai Wanzhong Agreement shall cooperate and assist each other to complete the formalities for approval of the equity interest transfer, corporate amendments and completion of payment, and Shanghai Automotive shall procure the Shanghai Wanzhong complete the necessary work in these regards.

INFORMATION ON SHANGHAI WANZHONG

Shanghai Wanzhong is principally engaged in the business of manufacture and sale of automobile components and spare parts. The total equity interest in Shanghai Wanzhong is owned by SIAD as to 50% and by Shanghai Automotive as to 50%.

Shanghai Wanzhong is a jointly controlled entity of the Group, and will become wholly-owned by Shanghai Automotive upon completion by the Shanghai Wanzhong Agreement.

Financial information

The audited profit before taxation and the audited profit after taxation of Shanghai Wanzhong for the two years ended 31st December 2006, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:

	Year ended 31st December	
	2005	**2006**
	RMB	*RMB*
Profit before taxation	2,392,000	2,585,000
Profit after taxation	1,132,000	1,705,000

The audited net asset value and the audited total asset value of Shanghai Wanzhong as at 31st December 2006 amounted to approximately RMB539,517,000 and approximately RMB552,347,000 respectively.

For the purposes of compliance with PRC regulatory requirements and filing with the State-owned Asset Supervision and Administration Commission, Shanghai Automotive arranged for a state-owned asset valuation of the net asset value of Shanghai Wanzhong as at 31st December 2006, which assessed such net asset value at RMB544,674,500.

5. BASIS OF THE CONSIDERATIONS

The aggregate consideration for the Disposals in the sum of RMB1,605,000,000 was determined on arm's length basis after taking into account the following factors:

(1) The sum of the carrying value of the Assets (being the cost of investment of the Group in equity and/or in loan capital in those three companies, plus the post-acquisition profits shared in and net of any dividends received or receivable from the shareholdings held therein and the shareholder's loan due from SI Automobile) as at 31st December 2006 was RMB1,414,978,000, and the above consideration for the Disposals represents a premium of approximately 13.43% over such carrying value of the Assets.

(2) The sum of the proportionate audited net asset value of the Assets as at 31st December 2006 was RMB1,270,977,000, and the above consideration for the Disposals (net of the shareholder's loan due from SI Automobile as at 31st December 2006) represents a premium of approximately 23.47% over such net asset value.

It is the Company's intention that subject to the Agreements taking effect, all but not part of the three transactions under the Disposals will proceed and be completed, and the Group will divest itself entirely of its automobiles and parts businesses.

6. REASONS FOR AND BENEFITS OF THE AGREEMENTS

Automobiles and parts businesses engaged by Shanghai Huizhong, Shanghai Wanzhong and Transportation Electric are not part of the core business of the Group. The Disposals provide an exit opportunity for the Company to direct its resources to other core business projects to optimise its asset portfolio. Upon completion of the Disposals, it is estimated that the Group will record an after-tax profit of approximately RMB150 million subject to the financial positions of Shanghai Huizhong, Shanghai Wanzhong and SI Automobile up to the completion of the Disposals.

7. USE OF PROCEEDS

The Company intends to use the proceeds from the Disposals as general working capital, and may apply such proceeds towards potential acquisitions that may arise from time to time in the future.

The Directors (including the Independent Non-Executive Directors) consider that the terms of the Agreements are on normal commercial terms and are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

8. FINANCIAL EFFECTS OF THE DISPOSALS

Upon completion of the Disposals, it is estimated that the Group will record an after-tax profit of approximately RMB150 million subject to the financial position of Shanghai Huizhong, Shanghai Wanzhong and SI Automobile up to the completion of the Disposals.

(i) Effect on consolidated net asset value

Consolidated net asset value of the Group upon completion of the Disposals will increase by approximately RMB150 million, which principally reflects the gain on disposal of Shanghai Huizhong, Shanghai Wanzhong and SI Automobile. The change in consolidated net asset value of the Group upon completion of the Disposals represents approximately 0.86% of the audited consolidated net asset value of the Group as at 31st December 2006.

(ii) Effect on earnings

After completion of the Disposals, there will be no net profit attributable by Shanghai Huizhong, Shanghai Wanzhong and SI Automobile. In view of the fact that the amount of net profit attributable by Shanghai Huizhong, Shanghai Wanzhong and SI Automobile for the year ended 31st December 2006 only accounted for 3.53% of the audited consolidated net profit of the Group for the year ended 31st December 2006, there will be no material financial impact on the earnings of the Group as a result of the Disposals.

(iii) Effect on working capital

As at 31st December 2006, the Group has bank balances and cash and short-term bank deposits of approximately HK$6.8 billion. Upon completion of the Disposals and full payment of the consideration by Shanghai Automotive and Shanghai Automotive HK in cash, the cash position of the Group will increase by RMB1.605 billion.

9. GENERAL

The Company and its subsidiaries are principally engaged in the business of infrastructure facilities, medicine, consumer products and information technology.

Shanghai Automotive is principally engaged in the manufacture and sale of motor cars and other types of motor vehicles and spare parts. Shanghai Automotive HK is principally engaged in international trade, forwarding services, consultancy services and investment.

As the revenue ratio under Chapter 14 of the Listing Rules for the Disposals exceeds 25%, the Disposals in aggregate constitute a major transaction for the Company under Rule 14.06 of the Listing Rules. The Disposals are thus subject to approval by the Shareholders according to the requirement under Rule 14.40 of the Listing Rules.

The Company has obtained from the companies controlled by SIIC which together hold approximately 56.53% in nominal value of the securities giving the right to attend and vote at any general meeting of the Company written approvals of the Disposals. These companies, namely Shanghai Investment Holdings Limited (holding 468,066,000 Shares), SIIC Capital (B.V.I.) Limited (holding 80,000,000 Shares) and SIIC CM Development Limited (holding 10,000 Shares) are all wholly-owned subsidiaries of SIIC. Apart from SIIC, no connected person of the Company holds any shares in any of these three shareholding companies. To the best of the Directors' knowledge, none of the Shareholders is interested in the Agreements and, as such, none of them is required to abstain from voting if a general meeting of the Company is convened to approve the Disposals. Pursuant to Rule 14.44 of the Listing Rules, the Disposals which constitute a major transaction have been approved by way of written shareholders' approval in lieu of holding a general meeting of the Company.

10. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board
CAI LAI XING
Chairman

FINANCIAL AND TRADING PROSPECTS

Prospects

During the year 2006, the Group went through a period of strategic changes. Seeking breakthroughs while consolidating its existing core businesses; developing new opportunities while taking part in the restructuring of state-owned assets and identifying new market positioning in the course of developing key strategies – these strategic moves are expected to strengthen the Group's core businesses, broaden its profit base, and create new opportunities for its future development. The prospects of the PRC economy attract the attention of the investors in the capital market. This, together with the recovery of the Hong Kong economy, has provided the Group a clear direction for its development over the next decade.

Real Estate

On 27th June 2007, the Company entered into an agreement with Xuhui District State-owned Assets Administrative Committee, pursuant to which the Company has agreed to make a capital contribution to Shanghai Urban Development, a state-owned enterprise in Shanghai engaged in real estate businesses, for a consideration of approximately RMB2,130.66 million, in return for a 40% equity interest in Shanghai Urban Development. The net asset value of Shanghai Urban Development as at 31st December 2006 as shown in an asset appraisal report was approximately RMB3,195.99 million. The unaudited consolidated net asset value and the unaudited consolidated total asset value of Shanghai Urban Development as at 31st December 2006, which were prepared in accordance with Hong Kong Financial Reporting Standards, were approximately RMB836.74 million and RMB8,880.60 million respectively.

Leveraging on its Shanghai background and by capitalizing on the experience of the management accumulated from operating in the Shanghai real estate market, the completion of the proposed acquisition enables the Group to acquire quality real estate projects and companies in Shanghai. It also represents a milestone for the Company in participating in the strategic restructuring of state-owned real estate assets in Shanghai. With its strong balance sheet, low gearing and strong cash flow, the Company is well positioned for the expansion and consolidation of real estate businesses.

Shanghai Urban Development is a state-owned enterprise established in 1996. It has a land bank of more than 2 million square meters of gross floor area, which includes commercial and residential development projects in Shanghai, Kunshan (Jiangsu province), Changsha (Hunan province) and Hefei (Anhui province). Among these projects are "Xujiahui Centre" and "Urban Cradle" in which Shanghai Urban Development has a 60% and 90% interest respectively. "Xujiahui Centre" (currently in the planning stage) is located above the Xuhui subway station in the main commercial hub of Shanghai and is the one of the largest comprehensive commercial projects in downtown Shanghai, which has a planned development site area of approximately 13.2 hectares. "Urban Cradle" (which is currently under development) is one of the largest residential projects in southwest Shanghai, within

the Middle Ring Road territory with a planned development site area of approximately 94.3 hectares. The ongoing development of these sizeable development projects is expected to provide steady earnings for the Company.

Infrastructure Facilities

The widening and alteration works of the Hu-Ning Expressway (Shanghai Section), doubling the original dual carriageway with four lanes to a dual carriageway with eight lanes, are scheduled for completion in 2008. By then, the traffic flow of the expressway will increase significantly. In the meantime, the Group is committed to identify other high quality toll road projects in order to broaden the income stream of the infrastructure facilities business.

In accordance with its established development strategies, General Water of China Ltd. continued to focus on investment, operation and management in the water services industry in the PRC. The Group will capitalize on opportunities brought about by the society's awareness of environmental protection and the opening of the water services market in Mainland China.

Medicine

In 2006, the operating environment for the overall medicine industry in Mainland China went through significant changes which adversely affected the operation of the pharmaceutical companies generally. Various measures have been adopted to enhance the profitability of the Group's medicine business and to enhance its vulnerability to industry fluctuations, in particular, to advocate and encourage innovation of its enterprises to enhance their competitiveness; to strive for commercialization of the three State Category I New Drugs of the Group; to achieve an impressive growth rate in the sales of health food and OTC drugs which offset the adverse impacts brought by the declining sales of prescription drugs. In 2006, the Group successfully completed the share reform plans for SI Pharmaceutical. After the share reform, the Group held a stake of 43.62% of SI Pharmaceutical. The market capitalization of the Company showed a significant uplift, and the company's financing capabilities were expanded and opportunities in capital operation were seen.

Consumer Products

Nanyang Brothers Tobacco Co. Ltd. and The Wing Fat Printing Co. Ltd. are the Group's core businesses in consumer products segment. Both of them are maintaining sustainable business growth. In 2006, Nanyang Brothers Tobacco Co. Ltd. focused its focus to align with the market structure and enhance product quality. Its products are mainly for exports and the company has expanded its markets to include Thailand, the Middle East, Australia, New Zealand as well as Indonesia. Sales volume in the tax-free market and the PRC market respectively increased remarkably by 30% during the year.

In 2006, the turnover for The Wing Fat Printing Co. Ltd. increased by 48.15% to HK$1,400 million. Net profit grew 18.4% to HK$149 million. In 2006, The Wing Fat Printing Co. Ltd. further expanded its business of cigarette box production in Mainland

China under the favourable CEPA policy. Total sales of cigarette box packaging recorded a significant increase of 55.76% over last year. The demand for high quality paper for printing products and packaging is expected to remain strong as a result of rapid economic development and the technological advancements of related industries. Looking ahead, The Wing Fat Printing Co. Ltd. will continue to expand its business, and to structure its products in accordance with market demands and increase the competitiveness of its products through technological improvement and cost controls.

Business Outlook

The economy of Mainland China has continued to grow, with the gradual opening of the capital markets and acceleration in capital market reforms. Along with continuous improvement and adjustments in industry policies, the Group is faced with unprecedented development opportunities.

Looking ahead, the Group will count on the stable development of the consumer products business and concentrate its investments in the real estate, infrastructure facilities and medicine businesses to pursue consistent and steady earnings growth. Meanwhile, efforts will be devoted to capture opportunities arising from the new trend of capital development in Hong Kong and China and to further optimize capital structure of the Group. Resources will be consolidated in core businesses and efforts will be made to add value to its assets and increase return from investments in order to maximize shareholders' value.

INDEBTEDNESS

Borrowings

As at the close of business on 31st May 2007, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had the following outstanding borrowings;

	HK$'000
Bank loans	
– secured	339,206
– unsecured	1,752,355
	2,091,561
Other loans	
– secured	16,850
– unsecured	46,210
	63,060
	2,154,621

The maturity of the bank loans and other loans are as follows;

	HK$'000
Within one year	571,082
Between one and two years	42,062
Between two and five years	1,533,212
Over five years	8,265
	2,154,621

Pledge of assets

As at 31st May 2007, the following assets were pledged by the Group to banks in order to secure general banking facilities granted by these banks to the Group:

a. plant and machinery with a carrying value of approximately HK$24,311,000;

b. leasehold land and buildings with a carrying value of approximately HK$274,195,000; and

c. motor vehicles with a carrying value of approximately HK$75,000.

In addition, as at 31st May 2007, certain of the Group's plant and machinery with a carrying value of HK$176,158,000 were pledged to an independent third party which provided a guarantee to a bank in respect of a bank loan granted to the Group.

Contingent liabilities

As at 31st May 2007, the Group had given guarantees to banks in respect of banking facilities utilised by:

	HK$'000
– associates	75,125
– a supplier	26,800
	101,925

Disclaimer

Save as aforesaid or as otherwise disclosed herein, apart from intra-group liabilities, the Group did not have outstanding as at 31st May 2007 any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, finance lease or hire purchase commitments, guarantees or other material contingent liabilities.

WORKING CAPITAL

The Directors (including the Independent Non-Executive Directors) are of the opinion that the Group will have sufficient working capital for its present requirements.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

The authorized and issued share capital of the Company as at the Latest Practicable Date were as follows:

Authorised:		*HK$*
2,000,000,000	Shares of HK$0.10 each	200,000,000
Issued and fully paid:		
969,531,000	Shares of HK$0.10 each	96,953,100

The Shares in issue are listed on the Stock Exchange. No part of the share capital or any other securities of the Company is listed or dealt in on any stock exchange other than the Stock Exchange and no application is being made or is currently proposed or sought for the Shares or any other securities of the Company to be listed or dealt in on any other stock exchanges.

3. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interest or short positions of the Directors and the chief executive of the Company in the shares and underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register maintained by the Company referred to therein, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(i) Interests in shares and underlying shares of the Company

(a) Ordinary Shares of the Company

Name of Director	Capacity	Nature of interest	Number of issued shares held	Percentage of total issued share capital
Cai Lai Xing	Beneficial Owner	Personal	4,000,000	0.41%
Qu Ding	Beneficial Owner	Personal	1,250,000	0.13%
Lu Ming Fang	Beneficial Owner	Personal	3,280,000	0.34%
Ding Zhong De	Beneficial Owner	Personal	377,000	0.04%
Qian Shi Zheng	Beneficial Owner	Personal	459,000	0.05%
Yao Fang	Beneficial Owner	Personal	200,000	0.02%

All interests stated above represented long positions.

(b) Share Options of the Company

Name of Director	Capacity	Date of grant	Exercise price per share	Number of share options held	Percentage of total issued share capital
Cai Lai Xing	Beneficial Owner	2nd September 2005	HK$14.89	800,000	0.08%
Cai Yu Tian	Beneficial Owner	2nd May 2006	HK$17.10	1,300,000	0.13%
Qu Ding	Beneficial Owner	2nd September 2005	HK$14.89	560,000	0.06%
Lu Ming Fang	Beneficial Owner	2nd September 2005	HK$14.89	480,000	0.05%
Ding Zhong De	Beneficial Owner	2nd May 2006	HK$17.10	1,000,000	0.10%
Qian Shi Zheng	Beneficial Owner	2nd September 2005	HK$14.89	300,000	0.03%
Tang Jun	Beneficial Owner	2nd September 2005	HK$14.89	300,000	0.03%

Share options granted on 2nd September 2005 under the Company's share option scheme are exercisable during the period from 2nd March 2006 to 1st March 2009 in three batches.

Share options granted on 2nd May 2006 under the Company's share option scheme are exercisable during the period from 2nd November 2006 to 1st November 2009 in three batches.

(ii) Interests in shares of SI Pharmaceutical

Name of Director	Capacity	Nature of interests	Number of issued shares held	Percentage of total issued share capital
Lu Ming Fang	Beneficial Owner	Personal	23,400	0.01%
Ding Zhong De	Beneficial Owner	Personal	23,400	0.01%

All interests stated above represented long positions.

(b) As at the Latest Practicable Date, so far as was known to the Directors, the interest of the persons (not being a Director or chief executive of the Company) in the shares and underlying shares of the Company which were notified to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO were as follows:

Name of Shareholder	Capacity	Nature of interests	Number of issued ordinary shares beneficially held	Percentage of total issued share capital
(a) Long Positions				
SIIC	Interests held by controlled corporations	Corporate	548,076,000 *(note (i))*	56.53%
Templeton Asset Management Limited	Investment manager	Corporate	57,610,253	5.94%
(b) Short Positions				
SIIC	Interests held by controlled corporations	Corporate	87,653,993 *(note (ii))*	9.04%

Notes:

(i) SIIC through its wholly-owned subsidiaries, namely Shanghai Investment Holdings Ltd., SIIC Capital (B.V.I.) Ltd. and SIIC CM Development Ltd. held 468,066,000, 80,000,000 and 10,000 Shares respectively, and is accordingly deemed to be interested in the respective Shares held by the aforementioned companies.

(ii) SIIC was taken to have short positions in respect of 87,653,993 underlying shares of the Company under certain listed equity derivatives pursuant to the Zero Coupon Guaranteed Exchangeable Bonds issued by Shanghai Industrial Investment Treasury Co. Ltd. due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into ordinary shares of the Company.

(c) As at the Latest Practicable Date, so far as was known to the Directors, the following Directors are also directors or employees of SIIC:

Name of Director	Position held in SIIC
Mr. Cai Lai Xing	Chairman
Mr. Cai Yu Tian	Executive Director and President
Mr. Qu Ding	Executive Director and Executive Vice President
Mr. Lu Ming Fang	Executive Director
Mr. Ding Zhong De	Executive Director
Mr. Qian Shi Zheng	Vice President and General Manager of Finance and Planning Department
Mr. Tang Jun	General Manager of Internal Audit Department and Deputy General Manager of Finance and Planning Department

(d) As at the Latest Practicable Date, so far as was known to the Directors, the following persons (other than members of the Group) were directly or indirectly interested in 10% or more of the issued share capital carrying rights to vote in all circumstances at general meetings of the following members of the Group (other than the Company) and the amount of each of such person's interest in such securities were as follows:

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Changzhou Pharmaceutical Co. Ltd.* (常州藥業股份有限公司)	Changzhou State-owned Assets Investment Co.* (常州國有資產投資經營總公司)	equity interest	23.05%
Chia Tai Qingchunbao Pharmaceutical Co. Ltd.* (正大青春寶藥業有限公司)	China (Hangzhou) Qingchunbao Group Co. Ltd.* (中國(杭州)青春寶集團有限公司)	equity interest	20%
	Hangzhou Chia Tai Qingchunbao Staff Shareholding Association* (杭州市正大青春寶職工持股協會)	equity interest	20%
Chifeng Arker Pharmaceutical Technology Co. Ltd.* (赤峰艾克製藥科技股份有限公司)	Shenzhen Yigong Industrial Co. Ltd.* (深圳益公實業有限公司)	equity interest	14.67%

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Chifeng Mysun Pharma Co. Ltd.* (赤峰蒙欣藥業有限公司)	Chifeng Pharmaceutical (Group) Co. Ltd.* (赤峰製藥(集團)有限責任公司)	equity interest	17.91%
Guangdong Techpool Biochem Pharma Co. Ltd.* (廣東天普生化醫藥股份有限公司)	Guangzhou Bopu Biotechnology Co. Ltd.* (廣州市博普生物技術有限公司)	equity interest	23.06%
	Fu He Liang (傅和亮)	equity interest	11.98%
Techpool International Pharma Co. Ltd.* (廣州天普海外藥業有限公司)	Guangzhou Bopu Biotechnology Co. Ltd.* (廣州市博普生物技術有限公司)	equity interest	27.62%
Changzhou Techpool Pharma Co. Ltd.* (常州天普製藥有限公司)	Yaoheng Investment Co. Ltd. (耀恒投資股份有限公司)	equity interest	25.82%
Hangzhou Huqingyutang Pharmaceutical Co. Ltd.* (杭州胡慶餘堂藥業有限公司)	Hangzhou Huqingyutang Investment Co. Ltd.* (杭州胡慶餘堂投資有限公司)	equity interest	44.9566%
Liaoning Herbapex Pharmaceutical (Group) Co. Ltd.* (遼寧好護士藥業(集團)有限責任公司)	Medieval International Limited	equity interest	15%
	Zheng Ji Yu (鄭繼宇)	equity interest	16.5%
Mergen Biotech Limited	Excellent Hope Holdings Inc.	ordinary share	10.99%
	Sino Alliance International, Ltd.	ordinary share	18.6%
Shanghai Qiyi Dental Equipment Co. Ltd.* (上海奇異牙科器材有限公司)	Shanghai Dental Materials Factory Qi Xin Operating Services Department* (上海齒科材料廠奇新綜合經營服務部)	equity interest	10%
Shanghai Victor Medical Instrument Co. Ltd. (上海勝利醫療器械有限公司)	ACCS Products Inc. USA	equity interest	25%
Shanghai Yichuang Traditional Chinese Medicine Research & Development Center Co. Ltd. (上海醫創中醫藥科研開發中心有限公司)	Shanghai University of Traditional Chinese Medicine Technological Development Co.* (上海中醫大科技發展公司)	equity interest	45%
Shanghai Yunhu Raw-pharmaceutical Co. Ltd. (上海雲湖醫藥藥材股份有限公司)	Shanghai Yunhu Raw Pharmaceutical Co. Ltd. Staff Shareholding Association (上海雲湖醫藥藥材股份有限公司職工持股會)	equity interest	15.45%

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Shanghai Yunhu Yuemin Pharmacy Co. Ltd.* (上海妥湖悦民大藥房有限公司)	Shanghai Yuanfeng Pharmacy* (上海源豐藥房)	equity interest	30%
SI United Changcheng Pharmaceutical Co. Ltd.* (上海實業聯合集團長城藥業有限公司)	Jin Jiang International Holdings Co. Ltd. (錦江國際(集團)有限公司)	equity interest	30%
SI United Pharmaceutical Co. Ltd.* (上海實業聯合集團製藥有限公司)	Zhou Yi Ping (周一平)	equity interest	22%
	Hu Zheng (許政)	equity interest	17%
	Feng Wei (馮衛)	equity interest	10%
Xiamen Traditional Chinese Medicine Co. Ltd.* (廈門中藥廠有限公司)	Xianmen Qinggong Group Co. Ltd.* (廈門輕工集團有限公司)	equity interest	30%
Chengdu Wingfat Printing Co. Ltd.* (成都永發印務有限公司)	Sichuan Swellfun Co. Ltd. (四川水井坊股份有限公司)	equity interest	20%
	Chengdu Jiangshi Investment Co. Ltd.* (成都江氏投資有限公司)	equity interest	19%
	Xichuen Huize Investment Co. Ltd.* (四川惠澤投資有限公司)	equity interest	10%
Hebei Yongxin Paper Co. Ltd.* (河北永新紙業有限公司)	Xinnan (Tianjin) Paper Co. Ltd.* (新南(天津)紙業有限公司)	equity interest	29%
Xuchang Yongchang Printing Co. Ltd. (許昌永昌印務有限公司)	Henan Cigarette Industrial Co.* (河南中煙工業公司)	equity interest	20.6%
	Shangtou Bonded Area Jinguang Industrial Co., Ltd.* (汕頭保税區金光實業有限公司)	equity interest	28.4%

(e) Save as disclosed above, as at the Latest Practicable Date:

(i) so far as was known to the Directors, none of the Directors or chief executive of the Company had any interests or short positions in any shares or underlying shares or interests in debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

(ii) there was no person known to the Directors who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, was, directly or indirectly, interested in 10% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group, or any options in respect of such capital.

4. DIRECTORS' INTERESTS IN CONTRACTS

The Directors confirm that there is no contract or arrangement subsisting as at the Latest Practicable Date in which a Director was materially interested which was significant in relation to the business of the Group.

5. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

6. DIRECTORS' INTEREST IN ASSETS

The Directors confirm that none of the Directors has any interest, direct or indirect, in any assets which had been, since 31st December 2006, being the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group.

7. DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, so far so was known to the Directors, none of the Directors, and their respective associates was considered to have interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group or have any other conflicts of interest with the Group pursuant to the Listing Rules.

8. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the members of the Group within two years preceding the date of this circular and which are or may be material:

(i) the agreement dated 27th October 2005 entered into between S.I. Daily Chemical Holdings Ltd. as the seller and Shanghai Jahwa United Co. Ltd. as the purchaser in relation to the repurchase of 76,000,000 shares of Shanghai Jahwa United Co. Ltd.;

(ii) the share reform plan of SI Pharmaceutical dated 6th April 2006 proposed by Shanghai Industrial YKB Ltd.;

(iii) the share reform plan of Bright Dairy & Food Co. Ltd. dated 12th April 2006 proposed by among S.I. Food Products Holdings Ltd., Shanghai Dairy (Group) Co. Ltd., Danone Asia PTE Ltd. and East Hope Group Co. Ltd.;

(iv) the agreement dated 12th April 2006 entered into between S.I. Food Products Holdings Ltd. as the seller and Danone Asia PTE Ltd. as the purchaser in relation to the transfer of 44,099,410 non-tradable shares of Bright Dairy & Food Co. Ltd.;

(v) the share transfer agreement dated 19th April 2006 entered into between S.I. Infrastructure Holdings Ltd. as the seller and COSCO Ports (Pudong) Ltd. as the purchaser in relation to the disposal of 10% interest in Shanghai Pudong International Container Terminals Ltd.;

(vi) the supplement agreement to the operating licence agreement dated 13th June 2006 entered into between Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. and Shanghai Municipal Engineering Bureau;

(vii) the agreement dated 13th June 2006 entered into between Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. and Shanghai Public Road Construction Company in relation to the toll collection of the Shanghai-Nanjing Expressway (Shanghai Section);

(viii) the agreement dated 13th June 2006 entered into between Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. and Shanghai Public Road Construction Company in relation to the construction work for widening and alteration of the Shanghai-Nanjing Expressway (Shanghai Section);

(ix) the conditional agreement dated 21st August 2006 entered into between Shanghai Industrial United (Group) Commercial Network Development Co. Ltd. as the seller and Lianhua Supermarket Holdings Co. Ltd. as the purchaser in relation to the disposal of a 22.21% equity interest in Shanghai Century Lianhua Supermarket Development Co. Ltd.;

(x) the conditional agreement dated 21st August 2006 entered into between SI Pharmaceutical as the seller and Lianhua Supermarket Holdings Co. Ltd. as the purchaser in relation to the disposal of a 18.18% equity interest in Shanghai Lianhua e-Commerce Co. Ltd.;

(xi) the facility agreement dated 16th November 2006 entered into among the Company, SIHL Finance Limited and a syndicate of banks and financial institutions for 5-year term and revolving loan facilities of up to HK$3,000 million;

(xii) the agreement dated 15th May 2007 entered into among the Company, SIIC MedTech Health Products Ltd. and SI Pharmaceutical in relation to the subscription by SIIC MedTech Health Products Ltd. for 46,770,000 A Shares in SI Pharmaceutical and the transfers of 55% equity interest in Chia Tai Qingchunbao

Pharmaceutical Co. Ltd., 51.0069% equity interest in Hangzhou Huqingyutang Pharmaceutical Co. Ltd., 61% equity interest in Xiamen Traditional Chinese Medicine Co. Ltd., 55% equity interest in Liaoning Herbapex Pharmaceutical Group Co. Ltd. and 29% equity interest (after a further capital injection) in Hangzhou Huqingyutang Drugstore Co. Ltd. by relevant subsidiaries of the Group to SI Pharmaceutical and/or its subsidiaries;

(xiii) the SI Automobile Agreement;

(xiv) the Shanghai Huizhong Agreement;

(xv) the Shanghai Wanzhong Agreement;

(xvi) the agreement dated 27th June 2007 entered into between the Company and Xuhui District State-owned Assets Administrative Committee in relation to the increase in capital of Shanghai Urban Development;

(xvii) the joint venture contract dated 27th June 2007 entered into between the Company and Xuhui District State-owned Assets Administrative Committee in relation to the joint operation of a sino-foreign joint venture company to be transformed from Shanghai Urban Development; and

(xviii) the joint venture articles dated 27th June 2007 entered into between the Company and Xuhui District State-owned Assets Administrative Committee in relation to the joint operation of a sino-foreign joint venture company to be transformed from Shanghai Urban Development.

9. LITIGATION

So far as the Directors are aware, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or arbitration of material importance was pending or threatened against the Company or any of its subsidiaries as at the Latest Practicable Date.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong during normal business hours up to and including 18th July 2007:

(a) the memorandum and articles of association of the Company;

(b) the annual report of the Company for each of the two years ended 31st December 2006;

(c) the Agreements;

(d) the contracts referred to in the paragraph headed "Material Contracts" in this appendix; and

(e) all of the circulars of the Company issued pursuant to the requirements set out in Chapter 14 and/or 14A of the Listing Rules which have been issued since the date of the latest published audited accounts of the Company, being 31st December 2006.

11. MISCELLANEOUS

(a) The registered office of the Company is at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong.

(b) The share registrar and transfer office of the Company is Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(c) The company secretary of the Company is Ms. Wong Mei Ling, Marina who is a Fellow of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(d) The qualified accountant of the Company is Mr. Lee Kim Fung, Edward who is a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

(e) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下上海實業控股有限公司之股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函僅供參考用途，並不構成收購、購買或認購上海實業控股有限公司證券之邀請或要約。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(於香港註冊成立之有限公司)

(股份代號：363)

主要交易

出售 S.I. AUTOMOBILE DEVELOPMENT HOLDINGS LIMITED
的股權及其應付之股東貸款，
以及上海滙眾汽車製造有限公司及
上海萬眾汽車零部件有限公司
之股本權益

董事會函件載於本通函第四頁至第十五頁。

二零零七年七月四日

目　錄

頁次

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「該等協議」	SI Automobile協議、上海滙眾協議及上海萬眾協議
「該等資產」	由本集團分別於上海滙眾及上海萬眾所持有的50%股權以及SI Automobile之全部已發行股本
「聯繫人士」	上市規則賦予之涵義
「經審核中期帳目」	交通電器由其現任核數師編製的截至二零零七年六月三十日止六個月之經審核帳目
「董事會」	本公司之董事會
「本公司」	上海實業控股有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市
「生效日期」	SI Automobile協議生效所須之一切條件獲達成之日
「董事」	本公司之董事
「該等出售」	根據該等協議擬進行之交易
「本集團」	本公司及其附屬公司
「港元」	香港法定貨幣港元
「香港」	中國香港特別行政區
「最後實際可行日期」	二零零七年六月二十九日，即確定本通函所載若干資料的最後實際可行日期
「上市規則」	聯交所證券上市規則
「標準守則」	上市規則附錄十所載之上市發行人董事進行證券交易之標準守則

「中國」	中華人民共和國
「人民幣」	中國法定貨幣人民幣
「證券及期貨條例」	香港法例第571章證券及期貨條例
「上海汽車」	上海汽車股份有限公司，根據中國法律成立之股份有限公司，其股份在上海證券交易所A股市場上市(證券代碼：600104)
「上汽工業香港」	上海汽車工業香港有限公司，根據香港法律註冊成立之公司，並為上海汽車工業(集團)總公司(上海汽車之控股公司)之全資附屬公司
「上海滙眾」	上海滙眾汽車製造有限公司，根據中國法律成立之有限責任公司，並為本集團之合營企業
「上海滙眾協議」	SIAD及上海汽車於二零零七年六月十二日就轉讓上海滙眾之50%股本權益而訂立之協議
「上海萬眾」	上海萬眾汽車零部件有限公司，根據中國法律成立之有限責任公司，並為本集團之合營企業
「上海萬眾協議」	SIAD及上海汽車於二零零七年六月十二日就轉讓上海萬眾之50%股本權益而訂立之協議
「上海城開」	指上海城開(集團)有限公司，根據中國法律成立之國有企業，並由上海市徐滙區國有資產監督管理委員會全資擁有
「股份」	本公司股本中每股面值0.10港元之股份
「股東」	股份持有人

「SIAD」	S.I. Automobile Development Limited，根據英屬維爾京群島法律註冊成立之公司，並為本公司之全資附屬公司
「上實集團」	上海實業(集團)有限公司，根據香港法律註冊成立之有限公司
「SI Automobile」	S.I. Automobile Development Holdings Limited，根據英屬維爾京群島法律註冊成立之公司，並為本公司之全資附屬公司
「SI Automobile協議」	本公司、上汽工業香港及SI Automobile於二零零七年六月十二日就轉讓SI Automobile之全部已發行股本及應收SI Automobile之股東貸款而訂立之協議
「上實醫藥」	上海實業醫藥投資股份有限公司，根據中國法律成立之股份有限公司，為本公司之附屬公司，其股份在上海證券交易所A股市場上市(證券代碼：600607)
「上海市外資工作委」	上海市外國投資工作委員會
「上海市外資工作委批准」	上海市外資工作委對上海滙眾協議或上海萬眾協議(視情況而定)之批准
「聯交所」	香港聯合交易所有限公司
「交通電器」	上海實業交通電器有限公司，根據中國法律成立之中外合資經營企業，並為本集團之聯營公司

就本通函而言，在適用情況下所採納的人民幣兑港元匯率為1港元兑人民幣1元，惟僅供參考說明之用，並不表示曾經、可能曾經或可以於有關的某個或多個日期或任何其它日期，按任何特定匯率兑換任何款項。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

執行董事：
蔡來興先生*(董事長)*
蔡育天先生*(副董事長及行政總裁)*
瞿　定先生*(副董事長及常務副行政總裁)*
呂明方先生
丁忠德先生
錢世政先生*(副行政總裁)*
姚　方先生
唐　鈞先生

註冊辦事處：
香港灣仔
告士打道三十九號
夏愨大廈二十六樓

獨立非執行董事：
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

敬啟者：

主要交易
出售 S.I. AUTOMOBILE DEVELOPMENT HOLDINGS LIMITED
的股權及其應付之股東貸款，
以及上海滙眾汽車製造有限公司及
上海萬眾汽車零部件有限公司
之股本權益

1. 緒言

董事會謹此公佈，於二零零七年六月十二日，本公司及SIAD(其全資附屬公司)分別與上汽工業香港及上海汽車訂立協議，根據該等協議所載之條款及條件，本集團以(1)人民幣130,000,000元之代價向上汽工業香港轉讓SI Automobile之全部已發

行股本及SI Automobile所結欠的全部未償還股東貸款；(2)人民幣1,205,000,000元之代價向上海汽車轉讓上海滙眾之50%股本權益；及(3)人民幣270,000,000元之代價向上海汽車轉讓上海萬眾之50%股本權益。

就該等出售而言，由於上市規則第十四章項下之收益比率合計超過25%，因此根據上市規則第14.06條，該等出售構成本公司之主要交易。因此，該等協議項下之交易須根據上市規則第14.40條之規定獲得股東批准。本公司已取得由上實集團所控制並持有有權出席本公司任何股東大會及在會上投票之證券面值約56.53% 之公司(根據上市規則第14.45條，彼等構成有密切聯繫之股東)批准該等出售之書面批准。根據上市規則第14.44條，該等出售構成本公司之主要交易，已獲股東以書面批准方式批准，代替召開本公司股東大會。

本通函旨在向股東提供該等協議項下交易進一步詳情及上市規則規定之本公司其他資料。

2. SI AUTOMOBILE協議

日期

二零零七年六年十二日

訂約方

(1) 本公司(作為出售方)；

(2) 上汽工業香港(作為購買方)；及

(3) SI Automobile。

SI Automobile為本公司之全資附屬公司，將由本公司轉讓予上汽工業香港。就董事所知、所悉及所信，並經作出一切合理查詢後，上汽工業香港及其最終實益擁有人均為獨立於本公司及其關連人士之第三方。

將予出售的資產

根據SI Automobile協議，本公司須向上汽工業香港轉讓(1)SI Automobile之全部已發行股本；及(2)SI Automobile所結欠本公司的全部未償還股東貸款連同所有累計利息(如有)。於二零零七年五月三十一日，本公司應收SI Automobile之股東貸款總額為41,913,904.52港元。

SI Automobile持有交通電器30%股本權益，交通電器其餘70%股本權益由上汽工業香港之控股股東上海汽車工業(集團)總公司擁有。

代價

上汽工業香港就SI Automobile之全部已發行股本及應收SI Automobile之股東貸款須向本公司支付之代價為人民幣130,000,000元。

SI Automobile協議項下之代價須以下列方式支付：

(i) 上汽工業香港須於生效日期後七個工作日內或不遲於二零零七年六月二十九日(倘生效日期為二零零七年六月二十九日或之前)以現金支付總代價之60%(相當於人民幣78,000,000元)；

(ii) 上汽工業香港須於交割日以現金支付總代價之餘款人民幣52,000,000元。

倘生效日期為二零零七年六月二十九日或之前且上汽工業香港於該日前完成支付總代價之60%，本公司對交通電器將向SI Automobile(作為其股東)派付的股息概不要求分配。否則，代價將加上交通電器於截至二零零七年六月三十日止六個月之一半淨利潤的30%。倘經審核中期帳目於交割日前的至少七個工作日已發出，上汽工業香港須於該日支付代價的該項上調金額；或倘並未發出經審核中期帳目，則於經審核中期帳目發出日起計七個工作日內支付，且無論如何不遲於二零零七年八月三十日。

交通電器於SI Automobile協議日期或之前已宣佈和／或決議通過應付SI Automobile的任何股息或分派，將歸屬於本公司所有。SI Automobile於SI Automobile協議完成日期後收到交通電器所支付的任何該等股息或分派，須於收到後三個工作日內存入本公司的指定銀行帳戶。

本公司承諾，自SI Automobile協議之簽署日期起至交割日期間止，本公司不得作出或允許SI Automobile作出對SI Automobile、轉讓SI Automobile股權或應收SI Automobile之股東貸款有不利影響之任何事情。

生效及完成

SI Automobile協議須待(1)上海滙眾協議及上海萬眾協議獲得上海市外資工作委批准；(2)SI Automobile協議項下之交易根據上市規則之規定獲獨立股東通過；及(3)SI Automobile協議經訂約方簽署並加蓋公司印章後，始可生效。

上述致使SI Automobile協議生效之先決條件已經達成。

於SI Automobile協議生效後，交易之交割將由本公司與上汽工業香港同意之日期完成，惟無論如何不遲於二零零七年十二月三十一日。

在SI Automobile協議之訂約各方均遵守協議的情況下，SI Automobile於英屬維爾京群島的註冊代理人未能於呈交有關文件起計30個工作日內發出存續證明書載列上汽工業香港之詳情(非因上汽工業香港一方導致之原因)，SI Automobile協議將告失效。本公司及上汽工業香港須促使SI Automobile返還至轉讓SI Automobile股權前之狀況，而本公司須向上汽工業香港返還已付之代價金額。

有關SI AUTOMOBILE之資料

SI Automobile為一家投資控股公司，其持有交通電器30%股本權益。交通電器從事製造、分銷及銷售汽車零部件。SI Automobile之全部已發行股本由本公司擁有。

財務資料

截至二零零六年十二月三十一日止兩個年度，SI Automobile按照香港財務報告準則編製之未經審核除稅前溢利及未經審核除稅後溢利如下：

	截至十二月三十一日止年度	
	二零零五年	**二零零六年**
	港元	*港元*
除稅前溢利	30,778,000	30,222,000
除稅後溢利	30,778,000	30,222,000

於二零零六年十二月三十一日，SI Automobile之未經審核淨資產及未經審核總資產分別為約35,904,000港元及約71,914,000港元。

於SI Automobile協議完成後，SI Automobile將不再為本公司之附屬公司，而本集團將不再持有SI Automobile之任何股權。

3. 上海滙眾協議

日期

二零零七年六月十二日

訂約方

(1) 本公司之全資附屬公司SIAD(作為出售方)；及

(2) 上海汽車(作為購買方)。

上海汽車之股份在上海證券交易所A股市場上市。上海汽車之控股公司，即上海汽車工業(集團)總公司持有上海汽車約83.83%股權，亦為上汽工業香港之控股公司。就董事在作出一切合理查詢後所知、所悉及所信，上海汽車及其最終實益擁有人均為獨立於本公司及其關連人士之第三方。

將予出售的資產

根據上海滙眾協議，SIAD須向上海汽車轉讓上海滙眾全部股本權益的50%。

上海滙眾餘下50%股本權益由上海汽車擁有。於上海滙眾協議完成後，上海汽車將擁有上海滙眾之全部股本權益。

代價

上海汽車就上海滙眾之50%股本權益須向SIAD支付之代價為人民幣1,205,000,000元。

上海滙眾協議項下之代價須以下列方式支付：

(i) 倘於二零零七年六月二十九日或之前獲得上海市外資工作委批准，上海汽車須於二零零七年六月二十九日或之前或於該項批准之日的七個工作日內(以較早者為準)以現金支付總代價之60%(即人民幣723,000,000元)；或倘於二零零七年六月二十九日後方獲得該項批准，則為上海市外資工作委批准之日的七個工作日內支付上述款項；

(ii) 上海汽車須於上海市外資工作委批准之日的三十個工作日內以現金支付總代價之餘款人民幣482,000,000元。

倘於二零零七年六月二十九日或之前獲得上海市外資工作委批准，SIAD將不會要求獲得上海滙眾於截至二零零七年六月三十日止六個月之淨利潤的任何分配。倘於二零零七年六月二十九日後方取得上海市外資工作委批准，上海汽車須提議及促使其委派之董事，贊成於二零零七年八月三十日前向其股東派付上海滙眾於截至二零零七年六月三十日止六個月之淨利潤的50%。

生效及完成

上海滙眾協議須待(1)上海市外資工作委批准；及(2)上海滙眾協議項下之交易根據上市規則之規定獲獨立股東批准及其訂約方之法定代表人或授權代表簽署並加蓋公司印章後，始可生效。

上述致使上海滙眾協議生效之先決條件已經達成。

上海滙眾協議之訂約方須相互配合及協助辦妥批准股本權益轉讓、企業資料更新及付款交割等事項，而上海汽車須促使上海滙眾完成相應工作。

有關上海滙眾之資料

上海滙眾主要從事製造及銷售汽車、汽車零件及配件之業務。上海滙眾之全部股本權益由SIAD擁有50%及由上海汽車擁有50%。

上海滙眾為本集團的合營企業，並將於上海滙眾協議完成後由上海汽車全資擁有。

財務資料

截至二零零六年十二月三十一日止兩個年度，上海滙眾按照中國公認會計原則編製之經審核除稅及少數股東權益前綜合(虧損)／溢利及經審核除稅及少數股東權益後綜合(虧損)／溢利如下：

	截至十二月三十一日止年度	
	二零零五年	二零零六年
	人民幣元	*人民幣元*
除稅及少數股東權益前綜合(虧損)／溢利	(227,659,000)	9,789,000
除稅及少數股東權益後綜合(虧損)／溢利	(227,268,000)	3,574,000

由於國內汽車市場經歷了兩年車市疲軟的低谷期之後，於二零零六年出現復蘇跡象，上海滙眾之利潤由二零零五年到二零零六年獲得顯著提高。該等提高也源自上海滙眾在市場開發及減低成本方面所付出之努力。

於二零零六年十二月三十一日，上海滙眾之經審核綜合淨資產及經審核綜合總資產分別為約人民幣1,930,628,000元及約人民幣3,893,469,000元。

就符合中國有關規定及向國有資產監督管理委員會的要求而言，上海汽車於二零零六年十二月三十一日安排對上海滙眾之淨資產進行國有資產評估，其淨資產估值為人民幣2,420,490,000元。

4. 上海萬眾協議

日期

二零零七年六月十二日

訂約方

(1) 本公司之全資附屬公司SIAD(作為出售方)；及

(2) 上海汽車(作為購買方)。

將予出售的資產

根據上海萬眾協議，SIAD須向上海汽車轉讓上海萬眾全部股本權益的50%。

上海萬眾餘下50%股本權益由上海汽車擁有。於上海萬眾協議完成後，上海汽車將擁有上海萬眾之全部股本權益。

代價

上海汽車就上海萬眾之50%股本權益須向SIAD支付之代價為人民幣270,000,000元。

上海萬眾協議項下之代價須以下列方式支付：

(i) 倘於二零零七年六月二十九日或之前獲得上海市外資工作委批准，上海汽車須於二零零七年六月二十九日或之前或於該項批准之日的七個工作日內(以較早者為準)以現金支付總代價之60%(即人民幣162,000,000元)；或倘於二零零七年六月二十九日後方獲得該項批准，則為上海市外資工作委批准之日的七個工作日內支付上述款項；

(ii) 上海汽車須於上海市外資工作委批准之日的三十個工作日內以現金支付總代價之餘款人民幣108,000,000元。

倘於二零零七年六月二十九日或之前獲得上海市外資工作委批准，SIAD將不會要求獲得上海萬眾於截至二零零七年六月三十日止六個月之淨利潤的任何分配。倘於二零零七年六月二十九日後方取得上海市外資工作委批准，上海汽車須提議及促使其委派之董事，贊成於二零零七年八月三十日前向其股東派付上海萬眾於截至二零零七年六月三十日止六個月之淨利潤的50%。

生效及完成

上海萬眾協議須待(1)上海市外資工作委批准；及(2)上海萬眾協議項下之交易根據上市規則之規定獲獨立股東批准及其訂約方之法定代表人或授權代表簽署並加蓋公司印章後，始可生效。

上述致使上海萬眾協議生效之先決條件已經達成。

上海萬眾協議之訂約方須相互配合及協助辦妥批准股本權益轉讓、企業資料更新及付款交割等事項，而上海汽車須促使上海萬眾完成相應工作。

有關上海萬眾之資料

上海萬眾主要從事製造及銷售汽車零件及配件之業務。上海萬眾之全部股本權益由SIAD擁有50%及由上海汽車擁有50%。

上海萬眾為本集團的合營企業，並將於上海萬眾協議完成後由上海汽車全資擁有。

財務資料

截至二零零六年十二月三十一日止兩個年度，上海萬眾按照中國公認會計原則編製之經審核除稅前溢利及經審核除稅後溢利如下：

	截至十二月三十一日止年度	
	二零零五年	**二零零六年**
	人民幣元	*人民幣元*
除稅前溢利	2,392,000	2,585,000
除稅後溢利	1,132,000	1,705,000

於二零零六年十二月三十一日，上海萬眾之經審核淨資產及經審核總資產分別為約人民幣539,517,000元及約人民幣552,347,000元。

為符合中國有關規定及向國有資產監督管理委員會的要求，上海汽車於二零零六年十二月三十一日安排對上海萬眾之淨資產進行國有資產評估，其他淨資產估值為人民幣544,674,500元。

5. 代價基準

該等出售之總代價人民幣1,605,000,000元乃按公平基準經考慮下列因素後釐定：

(1) 該等資產於二零零六年十二月三十一日之帳面值為人民幣1,414,978,000元(即本集團於該三家公司之權益及／或貸款資本之投資成本，另加於該等公司之股權所分佔之收購後溢利並扣除從所持股權已收或應收之股息及應收SI Automobile之股東貸款)，上述該等出售之代價較該等資產之帳面值溢價約13.43%。

(2) 該等資產於二零零六年十二月三十一日按比例之經審核淨資產為人民幣1,270,977,000元，上述該等出售之代價(扣除SI Automobile於二零零六年十二月三十一日應付之股東貸款)較該淨資產溢價約23.47%。

本公司之意向為待該等協議生效後，將進行並完成該等出售項下所有三項交易(而非部份)，而本集團將整體退出汽車及零部件業務。

6. 進行該等協議之理由與效益

上海滙眾、上海萬眾及交通電器從事之汽車及零部件業務，並非本集團核心業務之一部分。該等出售為本公司提供退出非核心業務的機會，從而可將其資源轉向其他核心業務項目，優化其資產組合。於該等出售完成之後，估計本集團將錄得除税後溢利約人民幣1.5億元，惟受上海滙眾、上海萬眾及SI Automobile於完成該等出售時之財務狀況所影響。

7. 所得款項用途

本公司擬將該等出售之所得款項用作一般營運資金，並可能將該等所得款項用於未來不時可能進行之收購。

董事(包括獨立非執行董事)認為，該等協議按正常商業條款訂立，為公平合理並符合本公司及股東整體之利益。

8. 該等出售之財務影響

於該等出售完成後，預計本集團將錄得除稅後溢利約人民幣1.5億元，惟須視乎上海滙眾、上海萬眾及SI Automobile直至該等出售完成時之財務狀況而定。

(i) 對綜合資產淨值之影響

本集團綜合淨資產於該等出售完成後將增加約人民幣1.5億元，主要反映出售上海滙眾、上海萬眾及SI Automobile之收益。本集團綜合淨資產於該等出售完成後之變動相當於本集團於二零零六年十二月三十一日之經審核綜合淨資產約0.86%。

(ii) 對盈利之影響

於該等出售完成後，上海滙眾、上海萬眾及SI Automobile將不再提供淨利潤。鑑於上海滙眾、上海萬眾及SI Automobile截至二零零六年十二月三十一日止年度之應佔淨利潤金額僅佔本集團截至二零零六年十二月三十一日止年度經審核綜合淨利潤之3.53%，該等出售將不會對本集團之盈利帶來重大財務影響。

(iii) 對營運資金之影響

於二零零六年十二月三十一日，本集團擁有銀行結存及現金及短期銀行存款約68億港元。於該等出售完成及上海汽車與上汽工業香港以現金悉數支付代價後，本集團之現金狀況將增加人民幣16.05億元。

9. 一般事項

本公司及其附屬公司主要從事基建設施、醫藥、消費品及信息技術業務。

上海汽車主要從事製造和銷售汽車及其他類別之汽車和零部件業務。上汽工業香港主要從事國際貿易、貨運、顧問服務及投資。

根據上市規則，就該等出售而言，由於上市規則第十四章項下之收益比率超過25%，因此根據上市規則第14.06條，該等出售整體構成本公司之主要交易。該等出售須根據上市規則第14.40條獲得股東批准，方可進行。

本公司已取得由上實集團控制之公司(彼等合共持有有權出席本公司任何股東大會並在會上投票之證券面值約56.53%)對該等出售之書面批准。該等公司(即上海投資控股有限公司(持有468,066,000股股份)、SIIC Capital (B.V.I.) Limited(持有80,000,000股股份)及上海實業崇明開發建設有限公司(持有10,000股股份))均為上實集團之全資附屬公司。除上實集團外，概無本公司之關連人士持有任何該三家持有股權的公司之任何股份。就董事所知，概無股東擁有該等協議之權益，因此倘本公司為批准根據該等協議預計進行之交易而召開股東大會，彼等概無須放棄投票。根據上市規則第14.44條，該等出售構成本公司主要交易，已獲得股東以書面批准方式批准，代替召開本公司股東大會。

10. 其他資料

謹請 閣下細閱本通函之附錄所載之其他資料。

此 致

列位股東 台照

代表董事會
董事長
蔡來興
謹啟

二零零七年七月四日

財務及經營前景

前景

於二零零六年，本集團正經歷策略性調整的過程，在穩定現有業務中尋找新突破，在參與國資調整中發現新機遇，在研究大戰略上找準新定位，使核心業務更加突出，盈利基礎更加堅實，未來發展更具潛力。資本市場普遍青睞中國內地市場發展的未來前景，香港本土經濟也已復蘇，本集團已為新十年發展明確方向。

房地產

於二零零七年六月二十七日，本公司與上海市徐滙區國有資產監督管理委員會訂立協議，根據該協議，本公司同意向上海市房地產國有企業上海城開增資，以換取上海城開之40%股本權益，代價約人民幣2,130.66百萬元。根據資產評估報告，上海城開於二零零六年十二月三十一日之淨資產約為人民幣3,195.99百萬元。於二零零六年十二月三十一日，上海城開根據香港財務報告準則編製之未經審核綜合淨資產及未經審核綜合總資產分別約為人民幣836.74百萬元及人民幣8,880.60百萬元。

依托上海背景及憑藉管理層對上海房地產市場之累積經驗，完成該項建議收購讓本集團能夠收購在上海之優質房地產項目及公司，亦表明公司參與上海國資房地產資源戰略性重組邁出了重要一步。本公司之財務優勢、低負債率及強勁現金流均有利於房地產業務的擴展和整合。

上海城開為一家於一九九六年成立之國有企業。上海城開擁有多個重大商業和住宅地產項目，土地儲備以總可建築面積計約200萬平方米，分佈上海市、江蘇昆山、湖南長沙和安徽合肥等地，其中包括「徐家滙中心」及「萬源城」，上海城開分別佔60%及90%權益。「徐家滙中心」(目前處於規劃階段)位於上海市商業中心徐家匯地鐵站上蓋，規劃佔地面積13.2公頃，是上海市中心最大的綜合性商業項目之一。

「萬源城」(目前處於開發階段)是位於上海市西南、上海中環線內面積最大之一的住宅項目,規劃佔地面積94.3公頃。這些重大項目的持續開發,可望為本公司提供穩定的盈利來源。

基建設施

滬寧高速公路(上海段)由雙向四車道拓寬為雙向八車道之改擴建工程預計將於二零零八年竣工,屆時公路之車流量將會大大增加。同時,本集團積極物色新的優質收費公路項目,爭取進一步擴大基建設施業務利潤。

中環保水務投資有限公司按照既定之發展戰略,繼續專注於中國水務行業之投資及運營管理。本集團將把握社會重視環保之趨勢及內地水務市場開放的先機。

醫藥

於二零零六年,國內醫藥行業面對經營環境重大變化,為醫藥企業之經營帶來不利影響。本集團採取多項措施,提高綜合盈利水平,增強抗行業波動之能力,主要措施包括:以提高企業自主創新能力為抓手,積極推進三個國家一類新藥投放市場之工作;保健食品和非處方藥品之銷售取得顯著增長,降低了處方藥品銷售下降的不利影響。於二零零六年,本集團成功完成上實醫藥之股權分置改革。於股權分置改革後,本集團持有上實醫藥之43.62%股權。上實醫藥市場價值顯著提升,為企業融資和未來資本運作帶來極大空間。

消費品

南洋兄弟煙草股份有限公司和永發印務有限公司作為本集團消費品領域之核心投資,經營情況保持持續穩定增長。於二零零六年,南洋兄弟煙草股份有限公司以調整市場結構和產品質量提升為抓手,不斷加強企業內部管理和技術改造,其產品之銷售以出口市場為主,目前產品之出口已拓展至泰國、中東、澳洲、新西蘭及印尼等地。年內,免税市場及中專市場之銷量增長分別高達30%,成績令人鼓舞。

於二零零六年,永發印務有限公司之營業額大幅上升48.15%,達14億港元;淨利潤保持多年來增長勢頭,上升18.4%達到1.49億港元。於二零零六年,永發印務有限公司享受CEPA政策,進一步拓展生產內地煙盒業務,煙盒包裝的總銷售同比大幅

增加55.76%。隨著經濟發展和相關行業的技術進步，預計來年市場對高品質的印刷產品用紙和包裝用紙需求仍然強勁。永發印務有限公司將根據市場需求變化，注重產品結構調整，通過技術的提高和降低生產成本、提升產品市場競爭力，求得不斷的壯大和發展。

業務展望

中國內地經濟持續增長，資本市場逐步開放，金融改革步伐加快，行業政策不斷完善及調整，給本集團帶來歷史性之發展機遇。

在未來發展規劃中，本集團會以消費品業務穩定發展為基礎，以房地產、基建設施、醫藥業務為核心投資領域，尋求盈利持續及穩定增長；同時努力把握香港和中國資本市場發展之新趨勢，進一步優化本集團之資產結構；及時實現資產增值，集中資源，聚焦核心產業，提高資金使用率，實現股東利益之最大化。

債務

貸款

於二零零七年五月三十一日（即刊印本通函前就本債務聲明而言之最後實際可行日期）營業時間結束時，本集團之未償還貸款如下：

	千港元
銀行貸款	
一有抵押	339,206
一無抵押	1,752,355
	2,091,561
其他貸款	
一有抵押	16,850
一無抵押	46,210
	63,060
	2,154,621

銀行貸款及其他貸款之到期日如下：

	千港元
一年以內	571,082
一至兩年	42,062
兩至五年	1,533,212
五年以上	8,265
	2,154,621

已抵押資產

於二零零七年五月三十一日，本集團以下之資產已抵押給若干銀行，從而獲得一般銀行信貸服務：

a. 帳面值約為24,311,000港元之廠房及機器；

b. 帳面值約為274,195,000港元之租賃土地及樓宇；及

c. 帳面值約為75,000港元之汽車。

另外，於二零零七年五月三十一日，本集團帳面值為176,158,000港元之若干廠房及機器已抵押予一名獨立第三方，該名獨立第三方則提供保證予銀行，作為本集團銀行貸款之擔保。

或然負債

於二零零七年五月三十一日，本集團因下列公司使用銀行授予之信貸而作出之擔保：

	千港元
一聯營公司	75,125
一一家供應商	26,800
	101,925

免責聲明

除上文所述或本文另行披露者及集團內負債外，本集團於二零零七年五月三十一日並無未償還債務或任何已發行及尚未償還或同意將予發行的貸款資本、銀行透支、貸款、債務證券或其他類似債項、承兑負債或承兑信貸、債券、按揭、押記、融資租賃或租購承擔、擔保或其他重大或然負債。

營運資金

董事(包括獨立非執行董事)認為本集團將有充裕營運資金應付其現時需要。

1. 責任聲明

本通函包括遵照上市規則而列載的詳細資料，旨在提供有關本集團的資料。董事對本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，盡彼等所知及所信，本通函並無遺漏其他事項，致使本通函所載任何陳述有所誤導。

2. 股本

本公司於最後實際可行日期之法定及已發行股本如下：

法定：		*港元*
2,000,000,000	每股面值0.10港元之股份	200,000,000
已發行及繳足：		
969,531,000	每股面值0.10港元之股份	96,953,100

本公司已發行股份於聯交所主板上市。本公司概無任何部分股本或其他證券在聯交所以外任何其他證券交易所上市或買賣，且本公司目前並無亦不擬尋求股份或本公司任何其他證券在任何其他證券交易所上市或買賣。

3. 權益披露

(a) 於最後實際可行日期，董事及本公司最高行政人員於本公司或其任何相聯法團（按證券及期貨條例第XV部涵義）股份及相關股份或債券證權益中擁有的權益或淡倉，根據證券及期貨條例第XV部第7及8分部須通知本公司及聯交所（包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉）；或根據證券及期貨條例第352條須列入本公司按該條例存置之登記冊；或根據標準守則須通知本公司及聯交所者如下：

(i) 於本公司股份及相關股份之權益

(a) 本公司普通股

董事姓名	身份	權益性質	持有已發行股份的數目	佔已發行股本百份比
蔡來興	實益擁有人	個人	4,000,000	0.41%
瞿　定	實益擁有人	個人	1,250,000	0.13%
呂明方	實益擁有人	個人	3,280,000	0.34%
丁忠德	實益持有人	個人	377,000	0.04%
錢世政	實益持有人	個人	459,000	0.05%
姚　方	實益持有人	個人	200,000	0.02%

上述權益皆為好倉權益。

(b) 本公司購股期權

董事姓名	身份	授出日期	每股行使價 *港元*	持有購股期權數目	佔已發行股本百分比
蔡來興	實益擁有人	二零零五年九月二日	14.89	800,000	0.08%
蔡育天	實益擁有人	二零零六年五月二日	17.10	1,300,000	0.13%
瞿　定	實益持有人	二零零五年九月二日	14.89	560,000	0.06%
呂明方	實益擁有人	二零零五年九月二日	14.89	480,000	0.05%
丁忠德	實益擁有人	二零零六年五月二日	17.10	1,000,000	0.10%
錢世政	實益擁有人	二零零五年九月二日	14.89	300,000	0.03%
唐　鈞	實益擁有人	二零零五年九月二日	14.89	300,000	0.03%

根據本公司購股期權計劃於二零零五年九月二日授出的購股期權可由二零零六年三月二日至二零零九年三月一日期間內，分三期予以行使。

根據本公司購股期權計劃於二零零六年五月二日授出的購股期權可由二零零六年十一月二日至二零零九年十一月一日期間內，分三期予以行使。

(ii) 於上實醫藥的股份權益

董事姓名	身份	權益性質	持有已發行股份的數目	佔已發行股本百份比
呂明方	實益持有人	個人	23,400	0.01%
丁忠德	實益持有人	個人	23,400	0.01%

上述權益皆為好倉權益。

(b) 於最後實際可行日期，就董事所悉，於本公司股份及相關股份擁有權益及淡倉而按證券及期貨條例第XV部第2及第3分部知會本公司及聯交所有關權益的人士(本公司董事或最高行政人員除外)如下：

股東名稱	身份	權益性質	實益持有已發行普通股股份數目	佔已發行股本百份比
(a) 好倉				
上實集團	由其擁有控制權益的公司持有	公司	548,076,000 *(附註(i))*	56.53%
鄧普頓資產管理有限公司	投資經理	公司	57,610,253	5.94%
(b) 淡倉				
上實集團	由其擁有控制權益的公司持有	公司	87,653,993 *(附註(ii))*	9.04%

附註：

(i) 上實集團透過其全資附屬公司，即上海投資控股有限公司、SIIC Capital (B.V.I.) Ltd.及上海實業崇明開發建設有限公司分別持有468,066,000股、80,000,000股及10,000股股份，因此，上實集團被視作擁有上述公司各自所持有之股份權益。

(ii) 上實集團被視為持有87,653,993股本公司相關股份的淡倉，此乃根據Shanghai Industrial Investment Treasury Co. Ltd.所發行，由上實集團提供無條件及不可撤回擔保，可轉換為本公司股份的二零零九年三月到期零息擔保可換股債券的若干上市股本衍生工具。

(c) 於最後實際可行日期，就各董事所悉，下列董事亦為上實集團董事或僱員：

董事姓名	**於上實集團所持職位**
蔡來興先生	董事長
蔡育天先生	執行董事及總裁
瞿　定先生	執行董事及常務副總裁
呂明方先生	執行董事
丁忠德先生	執行董事
錢世政先生	副總裁及計劃財務部總經理
唐　鈞先生	審計部總經理及計劃財務部副總經理

(d) 於最後實際可行日期，就董事所悉，直接或間接擁有附帶在所有情況下於下列本集團成員公司(本公司除外)的股東大會上投票權的已發行股本10%或以上權利的人士(本集團成員公司除外)及此等人士各自於此等證券的權益如下：

本集團成員公司名稱	**主要股東姓名／名稱**	**股本類別**	**所持登記股份百分比**
常州藥業股份有限公司	常州國有資產投資經營總公司	股本權益	23.05%
正大青春寶藥業有限公司	中國(杭州)青春寶集團有限公司	股本權益	20%
	杭州市正大青春寶職工持股協會	股本權益	20%
赤峰艾克製藥科技股份有限公司	深圳益公實業有限公司	股本權益	14.67%

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持登記股份百分比
赤峰蒙欣藥業有限公司	赤峰製藥(集團)有限責任公司	股本權益	17.91%
廣東天普生化醫藥股份有限公司	廣州市博普生物技術有限公司	股本權益	23.06%
	傅和亮	股本權益	11.98%
廣州天普海外藥業有限公司	廣州市博普生物技術有限公司	股本權益	27.62%
常州天普製藥有限公司	耀恒投資股份有限公司	股本權益	25.82%
杭州胡慶餘堂藥業有限公司	杭州胡慶餘堂投資有限公司	股本權益	44.9566%
遼寧好護士藥業(集團)有限責任公司	中世紀國際有限公司	股本權益	15%
	鄭繼宇	股本權益	16.5%
Mergen Biotech Limited	Excellent Hope Holdings Inc.	普通股	10.99%
	Sino-Alliance International, Ltd	普通股	18.6%
上海奇異牙科器材有限公司	上海齒科材料廠奇新綜合經營服務部	股本權益	10%
上海勝利醫療器械有限公司	ACCS Products Inc. USA	股本權益	25%
上海醫創中醫藥科研開發中心有限公司	上海中醫大科技發展公司	股本權益	45%
上海雲湖醫藥藥材股份有限公司	上海雲湖醫藥藥材股份有限公司職工持股會	股本權益	15.45%

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持登記股份百分比
上海雲湖悦民大藥房有限公司	上海源豐藥房	股本權益	30%
上海實業聯合集團長城藥業有限公司	錦江國際(集團)有限公司	股本權益	30%
上海實業聯合集團製藥有限公司	周一平	股本權益	22%
	許政	股本權益	17%
	馮衛	股本權益	10%
廈門中藥廠有限公司	廈門輕工集團有限公司	股本權益	30%
成都永發印務有限公司	四川水井坊股份有限公司	股本權益	20%
	成都江氏投資有限公司	股本權益	19%
	四川惠澤投資有限公司	股本權益	10%
河北永新紙業有限公司	新南(天津)紙業有限公司	股本權益	29%
許昌永昌印務有限公司	河南中煙工業公司	股本權益	20.6%
	汕頭保税區金光實業有限公司	股本權益	28.4%

(e) 除以上所披露者外，於最後實際可行日期：

(i) 就董事所知，董事或本公司的最高行政人員，概無擁有於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)的任何股份或相關股份中的任何權益或淡倉或債權證中的任何權益，根據證券及期貨條例第XV部第7及8分部必須通知本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉)；或根據證券及期貨條例第352條須列入該條例所述的登記冊；或根據標準守則須通知本公司及聯交所。

(ii) 就董事所知，並無任何人士於任何本公司股份及相關股份擁有任何權益或淡倉而須根據證券及期貨條例第XV部第2及3分部必須通知本公司及聯交所；或直接或間接擁有附帶在所有情況下於本集團任何其他成員公司股東大會上投票權的已發行股本面值10%或以上的權益，或有關此等股本的任何購股期權。

4. 董事於合約之權益

董事確認，概無於對本集團業務而言屬重大且於最後實際可行日期仍然有效之合約或安排中，擁有重大權益。

5. 董事服務合約

於最後實際可行日期，概無董事與本集團任何成員公司訂立或擬訂立本集團不得在一年內毋須支付賠償(法定賠償除外)而予以終止之服務合約。

6. 董事於資產之權益

董事確認，自二零零六年十二月三十一日(本公司最近期公佈之經審核帳目結算日)以來，概無於本集團任何成員公司收購或出售或租用之任何資產中，擁有任何直接或間接權益。

7. 董事於競爭業務之權益

於最後實際可行日期，就各董事所悉，根據上市規則，董事或彼等各自之聯繫人士並無被認為於與本集團業務構成或可能構成直接或間接競爭，或與本集團有任何其他利益衝突之任何業務中擁有權益。

8. 重大合約

本集團成員公司於本通函日期前兩年內訂立而屬於或可能屬於重大之合約(並非於日常業務過程中訂立之合約)如下：

(i) 上實日化控股有限公司作為賣方與上海家化股份有限公司作為買方於二零零五年十月二十七日就回購76,000,000股上海家化股份有限公司股份訂立協議；

(ii) Shanghai Industrial YKB Limited於二零零六年四月六日建議上實醫藥之股權分置改革方案；

(iii) 上實食品控股有限公司、上海牛奶(集團)有限公司、Danone Asia Pte Ltd. 及東方希望集團有限公司於二零零六年四月十二日建議光明乳業股份有限公司之股權分置改革方案；

(iv) 上實食品控股有限公司作為賣方與Danone Asia Pte Ltd.作為買方於二零零六年四月十二日就轉讓44,099,410股光明乳業股份有限公司股份訂立協議；

(v) 上實基建控股有限公司作為賣方與中遠碼頭(浦東)有限公司作為買方於二零零六年四月十九日就出售上海浦東國際集裝箱碼頭有限公司10%權益訂立協議；

(vi) 上海滬寧高速(上海段)發展有限公司與上海市市政工程管理局於二零零六年六月十三日就特許經營合同訂立補充協議；

(vii) 上海滬寧高速(上海段)發展有限公司與上海公路建設總公司於二零零六年六月十三日就滬寧高速公路(上海段)拓寬及改建工程進行期間收取通行費訂立協議；

(viii) 上海滬寧高速(上海段)發展有限公司與上海公路建設總公司於二零零六年六月十三日就拓寬及改建滬寧高速公路(上海段)工程訂立協議；

(ix) 上海實業聯合集團商務網路發展有限公司作為賣方與聯華超市股份有限公司作為買方於二零零六年八月二十一日就出售上海世紀聯華超市發展有限公司22.21%股本權益訂立有條件協議；

(x) 上實醫藥作為賣方與聯華超市股份有限公司作為買方於二零零六年八月二十一日就出售聯華電子商務有限公司18.18%股本權益訂立有條件協議；

(xi) 本公司、SIHL Finance Limited及由銀行和金融機構組成之銀團於二零零六年十一月十六日就一筆為期五年達30億港元的定期貸款及循環貸款融資訂立融資協議；

(xii) 本公司、上實醫藥健康產品有限公司及上實醫藥於二零零七年五月十五日就上實醫藥健康產品有限公司認購46,770,000股上實醫藥流通股及本公司之有關附屬公司向上實醫藥及／或其附屬公司轉讓正大青春寶藥業有限公司

之55%股權、杭州胡慶餘堂藥業有限公司之51.0069%股權、廈門中藥廠有限公司之61%股權、遼寧好護士藥業(集團)有限責任公司之55%股權，以及杭州胡慶餘堂國藥號有限公司之29%股權(增資完成後)訂立協議；

(xiii)上實汽車協議；

(xiv) 上海滙眾協議；

(xv) 上海萬眾協議；

(xvi) 本公司與上海市徐滙區國有資產監督管理委員會於二零零七年六月二十七日就向上海城開增資訂立協議；

(xvii) 本公司與上海市徐滙區國有資產監督管理委員會於二零零七年六月二十七日就上海城開將改制成為中外合資經營企業之合作經營訂立合營合同；及

(xviii)本公司與上海市徐滙區國有資產監督管理委員會於二零零七年六月二十七日就上海城開將改制成為中外合資經營企業之合作經營訂立合營章程。

9. 訴訟

據董事所知，於最後實際可行日期，本公司或其任何附屬公司未曾涉及任何重大訴訟或仲裁，而本公司或其任何附屬公司概無任何尚未了結或面臨任何重大訴訟或仲裁。

10. 備查文件

下列文件由即日起至二零零七年七月十八日(包括當日)之一般辦公時間內，在香港灣仔告士打道三十九號夏愨大廈二十六樓可供查閱：

(a) 本公司組織章程大綱及細則；

(b) 本公司截至二零零六年十二月三十一日止兩個年度各年之年報；

(c) 該等協議；

(d) 本附錄「重大合約」一段所述的同意書；

(e) 本公司根據上市規則第14章及／或第14A章所載的規定所發出的所有通函，該等通函均自本公司最近期公佈之經審核帳目之結算日(即二零零六年十二月三十一日)起發出。

11. 其他事項

(a) 本公司的註冊辦事處為香港灣仔告士打道三十九號夏慤大廈二十六樓。

(b) 本公司的股份過戶登記處為秘書商業服務有限公司，地址為香港灣仔皇后大道東二十八號金鐘滙中心二十六樓。

(c) 本公司的公司秘書為黃美玲女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會資深會員。

(d) 本公司的合資格會計師為李劍峰先生，彼為英國特許公認會計師公會及香港會計師公會資深會員。

(e) 本通函的中、英文本如有歧異，概以英文本為準。

END